Exhibit 99.3

TubeMogul clients and partners:

I’m thrilled to share the news that TubeMogul has entered into a definitive agreement to be acquired by Adobe Systems.

I want to thank our clients, shareholders, team and partners for your invaluable contributions in getting us to this point. Together, we accomplished a lot. You helped us break down barriers where others saw walled gardens. You helped us launch the first solution for automated, data-driven buying of linear TV ads. You helped us draw attention to misaligned incentives in the market. And you gave us confidence to automatically offer refunds to platform clients for non-human traffic.

We believe this is a great move for our shareholders, team and — especially — our clients. Adobe and TubeMogul will provide a unified advertising and data management solution that enables brands to precisely identify the right segments and plan, execute and measure paid media across any device.

This will be the industry’s first independent end-to-end video advertising platform. Current TubeMogul clients can envision a future where first-party data and measurement from Audience Manager and Adobe Analytics is available directly in TubeMogul’s platform — a combined data and buying dynamo that spans TV and digital formats.

Of course, TubeMogul has long been known for independence and many of you partnered with us due to our buy-side, media-agnostic approach. What’s especially exciting about this acquisition is that it actually deepens that commitment.

A combined Adobe and TubeMogul is uniquely aligned with advertisers. Once integrated, this will enable brands and agencies to plan, buy, measure and optimize their global video advertising with a neutral, independent partner that doesn’t have direct ownership of media or content. Our combined incentive is to arm marketers with insights on what’s working — and act on it.

Beyond strategy and product fit, I’m incredibly proud to call Adobe home because we share similar values and corporate cultures. Both companies have a track record of innovating marketing and advertising through software (in Adobe’s case, dating back decades). Both companies invest in building a culture of doers. And both companies are driving transparency in the industry.

Openness is also a common value. We expect to continue taking an open approach with new integrations, with new partnerships assessed based on marketer demand.

Our commitment to our clients, team and partners is stronger than ever. With Adobe, we can realize our mission to make advertising simpler and more accountable in bigger and more profound ways.

As always, we’re here to honestly answer your questions and arm you for success.

Thanks,

Brett Wilson, CEO and co-founder of TubeMogul

Cautionary Notice Regarding Forward-Looking Statements

All statements in this communication that are not statements of historical fact are forward looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. These statements involve risks and uncertainties that could cause TubeMogul’s actual results to differ materially from those expressed or implied in forward-looking statements, including, but not limited to: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of TubeMogul’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for TubeMogul will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require TubeMogul to pay a termination fee or other expenses; (vii) the effect of the announcement or pendency of the proposed transaction on TubeMogul’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and partners and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from TubeMogul’s ongoing business operations; (ix) the risk that unexpected costs will be incurred in connection with the proposed transaction; (x) changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; (xi) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (xii) other factors as set forth from time to time in TubeMogul’s filings with the Securities and Exchange Commission, which are available on TubeMogul’s investor relations website (http://investor.tubemogul.com) and on the SEC’s website (www.sec.gov). All information provided in this communication is as of the date hereof, and stockholders of TubeMogul are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date such statements are made. TubeMogul does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this communication, or to reflect the occurrence of unanticipated events, except as required by applicable law.

Additional Information and Where to Find It

The Offer described in this communication has not yet commenced and this communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of common stock of TubeMogul. At the time the Offer is commenced Merger Sub will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer. Merger Sub and the Company intend to mail these documents to the stockholders of the Company. These documents, as they may be amended from time to time, will contain important information about the tender offer and stockholders of the Company are urged to read them carefully when they become available. Stockholders of the Company will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at http://investor.tubemogul.com.